Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount To be Registered	Proposed Maximum Aggregate Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock	12,150,722	$0.046	$558,933.21	$51.81
Common Stock underlying warrants	350,996,043	$0.046	$16,145,817.98	$1,496.72
Total number of securities to be registered	363,146,765		$16,704,751.19	$1,548.53

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, using the average of the high and low prices as reported on the January 27, 2022.